EverTrade Direct Brokerage, Inc.

(A Wholly Owned Subsidiary of EverBank)
(SEC I.D. No. 8-51781)

Financial Statements and
Supplemental Schedules
As of and for the Year Ended December 31, 2016,
Report of Independent Registered Public Accounting Firm









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8300 EAGER ROAD, SUITE 700
(No. and Street)

ST. LOUIS	MO	63144
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID L. CONOVER — 904-623-7169
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN, SMITH, WALLACE LLP
(Name – *if individual, state last, first, middle name*)

6 CITYPLACE DRIVE	ST. LOUIS	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID L. CONOVER _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EVERTRADE DIRECT BROKERAGE, INC _____, as of FEBRUARY 13 _____, 20 17 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT & CEO

Title

Lisa R. Gilliam

Notary Public

Notary Public State of Florida
Lisa R Gilliam
My Commission FF 224886
Expires 05/31/2019

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EverTrade Direct Brokerage, Inc.
(A Wholly Owned Subsidiary of EverBank)
Table of Contents



6 CITYPLACE DRIVE, SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM

A MEASURABLE DIFFERENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of EverTrade Direct Brokerage, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of EverTrade Direct Brokerage, Inc. as of December 31, 2016, and the related statements of income/(loss), equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of EverTrade Direct Brokerage, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EverTrade Direct Brokerage, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules included at pages 11-13 have been subjected to audit procedures performed in conjunction with the audit of EverTrade Direct Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of EverTrade Direct Brokerage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 13, 2017

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
BROWN SMITH WALLACE IS A MISSOURI LIMITED LIABILITY PARTNERSHIP

EverTrade Direct Brokerage, Inc.

(A Wholly Owned Subsidiary of EverBank)
Statement of Financial Condition
As of December 31, 2016

Assets

Cash and cash equivalents	$	1,920,253
Deposit with clearing organization		150,000
Equipment, net		2,797
Income tax receivable		31,582
Prepaid Financial Industry Regulatory Authority fees		46,399
Deferred tax asset		8,553
Other assets		14,898
Total Assets	$	2,174,482

Liabilities

Accounts payable and accrued liabilities	$	36,134
Payables to clearing organizations		1,113
Due to affiliates		26,103
Total Liabilities		63,350

Commitments and Contingencies (Notes 6 and 8)

Equity

Common stock, $1 par value (30,000 shares authorized;100 shares issued and outstanding)	100
Additional paid-in capital	7,169,253
Accumulated deficit	(5,058,221)
Total Equity	2,111,132
Total Liabilities and Equity	$ 2,174,482

See notes to financial statements.

EverTrade Direct Brokerage, Inc.
(A Wholly Owned Subsidiary of EverBank)
Statement of Income / (Loss)
For the Year Ended December 31, 2016

Income

Commission and fee income	$	448,249
Other income		10,397
Total income		458,646

Expenses

Professional fees	996,476
Salaries and employee benefits	301,750
Trade clearing and execution fees	311,004
Occupancy and equipment	75,273
Communication and data processing	123,741
Other expenses	81,439
Total expenses	1,889,683

Loss Before Income Tax Benefit		(1,431,037)
Income Tax Benefit		(529,588)
Net Income / (Loss)	$	(901,449)

See notes to financial statements.

EverTrade Direct Brokerage, Inc.

(A Wholly Owned Subsidiary of EverBank)

Statement of Equity

For the Year Ended December 31, 2016

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Equity
Balance, January 1, 2016	$ 100	$ 6,169,253	$ (4,156,772)	$ 2,012,581
Contribution of capital	—	1,000,000	—	1,000,000
Net loss	—	—	(901,449)	(901,449)
Balance, December 31, 2016	$ 100	$ 7,169,253	$ (5,058,221)	$ 2,111,132

See notes to financial statements.

EverTrade Direct Brokerage, Inc.
(A Wholly Owned Subsidiary of EverBank)
Statement of Cash Flows
For the Year Ended December 31, 2016

Operating Activities		
Net loss	$	(901,449)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization expense		2,607
Deferred income taxes		(246)
Change in operating assets and liabilities:		
Increase in prepaid Financial Industry Regulatory Authority fees		(611)
Decrease in income taxes receivable		171,421
Increase in other assets		(5,338)
Decrease in payables to clearing organizations		(9,573)
Decrease in due to affiliates		(24,025)
Decrease in accounts payable and accrued liabilities		(9,489)
Net cash used in operating activities		(776,703)
Financing Activities:		
Capital contribution		1,000,000
Net cash provided by financing activities		1,000,000
Net Increase in Cash and Cash Equivalents		223,297
Cash and Cash Equivalents		
Beginning of year		1,696,956
End of year	$	1,920,253

See notes to financial statements.

1. Organization and Summary of Significant Accounting Policies

a) Organization — EverTrade Direct Brokerage, Inc. ("EverTrade" or the "Company") is a wholly owned subsidiary of CustomerOne Financial Network, Inc., St. Louis, Missouri (C1FN). C1FN is a second-tier subsidiary of EverBank, Jacksonville, Florida, a wholly owned subsidiary of EverBank Financial Corp (EFC), the ultimate parent company of EverTrade.

EverTrade is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). EverTrade is an introducing broker/dealer and does not carry customer accounts or perform custodial functions relating to customer securities. The Company offers equity securities, option contracts, mutual funds, fixed-income trading (including foreign bonds), multiple trading channels and protected accounts (i.e., theft and loss protection with Securities Investor Protection Corporation and National Financial Services private insurance). The Company executes trades, and a nonaffiliated third-party broker/dealer provides clearing and custodial services.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of the Rule because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the SEC, as no such liabilities existed at December 31, 2016 or during the year then ended.

b) Basis of Presentation — The financial statements are presented in accordance with generally accepted accounting principles in the United States of America, which require management to make estimates that affect the reported amounts and disclosures of contingencies in the financial statements. Estimates by their nature are based on judgment and available information. Because of the inherent uncertainties associated with any estimation process and future changes in market and economic conditions, it is possible that actual results could differ from those estimates.

The Company has performed an evaluation of subsequent events through February 13, 2016, the date the financial statements were available to be issued.

c) Cash and Cash Equivalents — Cash and cash equivalents include cash, amounts due from banks, and interest-bearing deposits with banks with an original maturity of three months or less. For cash management purposes, the company concentrates its cash holdings in an account at Wells Fargo Bank, N.A. The balance in this account may exceed the federally insured limit of $250,000 by the Federal Deposit Insurance Corporation (FDIC) in case of bank failure. At December 31, 2016, the Company had $1,619,794 in excess of the insurance limit at this bank.

d) Deposit with Clearing Organization — The Company contracts with a clearing firm to provide clearing services for its customers' market transactions. Clearing firms generally require their correspondents to maintain a "good faith" deposit balance. The Company has a $150,000 deposit with its clearing firm at December 31, 2016.

e) Prepaid FINRA Fee — As a member of the FINRA, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

f) Equipment — Computer hardware and software and equipment are carried at amortized cost. Depreciation on computer hardware, software, and equipment is computed using the straight-line method over the estimated useful lives, which ranges from 3 to 5 years. The Company reviews premises and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposal is less than its carrying amount.

g) Payable to Clearing Organization — The Company's contract with the clearing firm, National Financial Services requires monthly settlement for transactions that have been executed, but for which funds have not yet been remitted. These are included within liabilities on the Company's statement of financial condition.

h) Commissions and Fee Income — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Securities transactions and all fee income are recorded as earned on a trade-date basis.

i) Income Taxes — The operations of EverTrade are included in EFC's consolidated federal income tax return. The Company's tax provision is computed using the benefit for loss method. Any benefits received or expenses incurred relating to current and deferred federal taxes are recognized through intercompany transactions with EFC. The amount receivable from EFC for federal taxes was $699 and is included in income tax receivable. The amount receivable from EFC for state taxes was $26,548 and is included in income tax receivable. The amount receivable from State government for state taxes was $4,335 and is included in income tax receivable. These amounts settle in the following year.

Deferred tax assets and liabilities are recognized for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets and liabilities are adjusted for the effect of changes in tax rates in the period of change. A valuation allowance is recorded when management believes it is more likely than not the tax benefits associated with temporary differences, operating loss carryforwards and tax credit carryforwards will not be utilized.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Company (1) records unrecognized tax benefits in accordance with ASC 740 and (2) adjusts these liabilities when the Company's judgment changes as a result of the evaluation of new information not previously available. There are no unrecognized tax benefits recorded as of December 31, 2016, pursuant to the assessment requirements provided by ASC 740. The Company does not anticipate any changes to the unrecognized tax benefit within the coming year.

The Company is subject to periodic review by federal and state taxing authorities in the ordinary course of business. With few exceptions, the Company is no longer subject to examination by these taxing authorities for years prior to 2013.

2. Equipment

Equipment at December 31, 2016 consists of the following:

Computer hardware and software	$	149,151
Less accumulated depreciation and amortization		(146,354)
	$	2,797

3. Related Parties

Certain expenditures attributable to EverTrade's operations, including an allocation of occupancy expense totaling $30,124 and professional fees totaling $965,383 for the year ended December 31, 2016 were paid by C1FN or EverBank and are subsequently settled with EverTrade. The amount payable to C1FN and EverBank as of December 31, 2016 for the aforementioned expenses incurred on behalf of EverTrade was $26,103. The amounts are generally settled on a monthly basis.

Professional Fees

Legal Services & Risk Management	$	415,361
Business Operations Support		209,464
Technology Services		199,130
Finance & Corporate Support		141,428
Total Professional Fees	$	965,383

During the year C1FN made $1,000,000 in capital contributions to EverTrade. The Company also has a cash account that is held at EverBank with a balance of $44,168 as of December 31, 2016.

The Company accepts accounts from EverBank shareholders, directors, officers and their related business interests on substantially the same terms as accounts to other individuals and businesses. Accounts held for related parties were $115,565 as of December 31, 2016.

4. Income Taxes

Income tax benefit for the year ended December 31, 2016, is comprised of the following:

Current benefit:		
Federal	$	(485,051)
State		(44,291)
Total Current		(529,342)
Deferred (benefit) expense:		
Federal		(191)
State		(55)
Total Deferred		(246)
Total Income Tax benefit	$	(529,588)

The deferred taxes at December 31, 2016 consist of a deferred tax liability of $24 related to basis differences in fixed assets and a deferred tax asset of $8,575 related to accrued expenses. The Company also has a deferred tax asset associated with state net operating losses in the amount of $292,885 that is subject to a full valuation allowance. The valuation allowance increased $58,153 in 2016 as a result of additional state net operating losses that were incurred during the year. The effective tax rate is different than the federal statutory rate primarily due to state income taxes.

The Company participates in a tax sharing agreement with EFC for consolidated income tax filings. Under this agreement, the Company is reimbursed for federal and state losses to the extent they are utilized.

5. Employee Benefit Plan

The Company participates in a defined contribution plan sponsored by EverBank, adopted under Internal Revenue Code 401(k) (the Plan), covering substantially all full-time employees meeting certain eligibility requirements. Employees may contribute between 1% and 100% of their eligible pretax compensation to the Plan, subject to Internal Revenue Code 401(k) contribution limits. The Company matches, based on the employee's contribution, up to 4% of an employee's eligible compensation contributed as an elective deferral. The Company recognized expense related to these contributions of $7,237 during the year ended December 31, 2016.

In addition, the Company may make profit-sharing contributions to the Plan at the discretion of the Board of Directors. During the year ended December 31, 2016 the Company recognized expense related to the profit sharing contributions to the Plan of $3,912.

Expenses related to 401(k) matching and profit-sharing contributions are included in salaries and employee benefits expense in the statement of income.

6. Guarantees and Off Balance Sheet Risk

The Company has contracted with its clearing firm to provide clearing services that include underwriting margin loans to its customers. This contract stipulates that the Company will indemnify the third party for any margin loan losses that occur in their issuing margin to customers. The maximum potential future payment under this indemnification was $526,347 at December 31, 2016. Historically, there have never been payments made under this indemnification. As these margin loans are highly collateralized by the securities held by the brokerage clients and subject to regulatory limits mitigating loss, the Company has assessed the probability of making such payments in the future as remote. This indemnification would end with the termination of the clearing contract.

7. Net Capital Requirements

EverTrade is subject to the SEC Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, EverTrade had net capital of $2,006,904, which was in excess of the required net capital by $1,756,904. EverTrade's ratio of aggregate indebtedness to net capital was 0.0316 to 1 at December 31, 2016.

8. Contingent Liabilities and Other Regulatory Matters

The securities industry is subject to extensive regulation under federal, state and applicable international laws. From time to time, EverTrade has been threatened with or named as a defendant in lawsuits, arbitration and administrative claims involving securities, banking and other matters. EverTrade is also subject to periodic regulatory audits and inspections. Compliance and trading problems that are reported to regulators, such as the SEC, FINRA or FDIC by dissatisfied customers or others are investigated by such regulator, and may, if pursued, result in formal claims being filed against EverTrade by the customer or disciplinary action being taken against EverTrade by the regulator and could have a material impact on EverTrade's financial position, results of its operations or cash flows.

EverTrade Direct Brokerage, Inc.
(A Wholly Owned Subsidiary of EverBank)
Supplemental Schedule
Computation of Net Capital for Brokers and Dealers Pursuant to
Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2016

Net capital:		
Total stockholder's equity	$	2,111,132
Add - allowable credits		—
Total capital and allowable credits		2,111,132
Deductions – non-allowable assets		104,228
Net capital before haircuts		2,006,904
Deductions – haircuts		—
Net capital	$	2,006,904
Aggregate indebtedness - items included in the statement of		
financial condition - accounts payable, accrued expenses, and other liabilities	$	63,350
Total aggregate indebtedness	$	63,350
Computation of basic net capital requirement - minimum net capital required*	$	250,000
Excess net capital	$	1,756,904
Ratio - aggregate indebtedness to net capital**		0.0316 to 1

* In accordance with Rule 15c3-1, net capital cannot fall below .0667 to 1
of aggregate indebtedness or $250,000, whichever is greater.

** In accordance with Rule 15c3-1, the ratio of aggregate indebtedness to net
capital cannot exceed 15-to-1.

There are no material differences between the above computation of net
capital pursuant to Rule 15c3-1 and the corresponding computation included
in the Company's unaudited Part II FOCUS Report filed on January 24, 2017.

EverTrade Direct Brokerage, Inc.

(A Wholly Owned Subsidiary of EverBank)

Supplemental Schedule

Computation for Determination of Reserve Requirements

For Brokers and Dealers Pursuant to Rule 15c3-3 Under the

Securities and Exchange Act of 1934

As of December 31, 2016

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and therefore no "Computation for Determination of Reserve Requirements" under that rule have been provided.

EverTrade Direct Brokerage, Inc.

(A Wholly Owned Subsidiary of EverBank)

Supplemental Schedule

Information for Possession or Control Requirements

For Brokers and Dealers Pursuant to Rule 15c3-3 Under the

Securities and Exchange Act of 1934

As of December 31, 2016

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and therefore no "Information for Possession or Control Requirements" under that rule have been provided.